November 16, 2007

Mr. Kevin Woody

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Re:	IceWEB, Inc.
Form 10-KSB for the fiscal year ended September 30, 2006
File No. 000-27865

Dear Mr. Woody:

On behalf of IceWEB, Inc., we are responding to the staff of Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as required by your letter to Mr. Mark B. Lucky dated October 18, 2007.

Our responses are numbered consistent with the staff’s numbered comments in the September 6, 2007 letter. For your convenience, we have repeated the Commission’s comments below before each of our responses.

Staff Comment #1

Form 10-KSB for the year ended September 30, 2006

Management’s Discussion and Analysis or Plan of Operation

Overview, page 15

We note your response to prior comment one and reissue the comment. A business is defined in Article 11 of Regulation S-X for the purpose of determining significance. Please provide us with your significance tests regarding your acquisition of True North Solutions Federal Systems Group required under Item 310(c) of Regulation S-B or provide your full analysis supporting management’s determination that True North Solutions Federal Systems Group did not constitute a business under the criteria established in Article 11.

Response to Staff Comment #1

IceWEB referred to Item 310(C) of Regulation S-B with respect to the signficance tests performed in reaching the conclusion that the acquisition of certain assets of True North Solutions Federal Systems Group did not meet the significance thresholds indicated in the regulation, nor did it constitute the acquisition of a business. Item 310(C) section 2 reads as follows:

205 Van Buren Street, Suite 150 • Herndon, Virginia 20170 • Tel. (703) 964-8000 • Fax (703) 964-0160 • www.iceweb.com

2.

The periods for which financial statements are to be presented are determined by comparison of the most recent annual financial statements of the business acquired or to be acquired and the small business issuer's most recent annual financial statements filed at or prior to the date of acquisition to evaluate each of the following conditions:

i.

Compare the small business issuer's investments in and advances to the acquiree to the total consolidated assets of the small business issuer as of the end of the most recently completed fiscal year. For a proposed business combination to be accounted for as a pooling of interests, also compare the number of common shares exchanged or to be exchanged by the small business issuer to its total common shares outstanding at the date the combination is initiated.

ii.

Compare the small business issuer's proportionate share of the total assets (after intercompany eliminations) of the acquiree to the total consolidated assets of the small business issuer as of the end of the most recently completed fiscal year.

iii.

Compare the small business issuer's equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principles of the acquiree to such consolidated income of the small business issuer for the most recently completed fiscal year.

Assessment

Item 310(C) sets the significance threshold at 20% for any one of three tests outlined above. The results of these tests are as follows:

Test 2.i Investment Amount/Consolidated Assets Test

The total consideration paid/investment in the True North assets was $430,000 in cash, or 16.6% of IceWEB’s total assets of $2,595,875 at September 30, 2006. This test result is below the 20% threshhold.

Test 2.ii Proportionate Share of Total Assets Test

The total assets acquired in the True North transaction was $350,000, or 13.5% of IceWEB’s total assets of $2,595,875 at September 30, 2006 . This test result is below the 20% threshhold.

Test 2.iii Proportionate Equity in Income from Continuing Operations Test

The acquiree’s income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principles for the most recently completed fiscal year (December 31, 2005) was $338,413, or 10.8% of IceWEB’s net loss from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principles for the most recent completed fiscal year (September 30, 2006) of $3,139,168. This test result is also below the 20% threshhold.

Based on this analysis, the acquisition of certain assets of True North Solutions Federal Systems Group did not require IceWEB to provide certain financial statements of the business acquired, and this transaction consisted of the purchase of an asset, rather than of a business, as defined in EITF 98-3.

Staff Comment #2

2.

Please provide your detailed assessment in applying the definition criteria per paragraph 6 of EITF 98-3 supporting your conclusion that the acquisition of True North Solutions Federal Systems Group did not constitute a business for GAAP financial reporting purposes. Please refrain from reliance on FASB Statement exposure drafts related to pending accounting changes, as exposure drafts are not considered GAAP until adopted by the Financial Accounting Standards Board.

Response to Staff Comment #2

IceWEB relied on its interpretation of EITF 98-03 in reaching its conclusion that the acquisition of certain assets of True North Solutions Federal Systems Group (the “True North transaction”) comprised the purchase of productive assets, and not the purchase of a business.

Paragraph 6 of EITF 98-3 states that a business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of

(a) inputs,

(b) processes applied to those inputs, and

(c) resulting outputs that are used to generate revenues.

For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers. An evaluation of the necessary elements should consider:

Inputs

a. Long-lived assets, including intangible assets, or rights to the use of long-lived assets.

b. Intellectual property.

c. The ability to obtain access to necessary materials or rights.

d. Employees.

Processes

e. The existence of systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations, such as (i) strategic management processes, (ii) operational processes, and (iii) resource management processes.

Outputs

f. The ability to obtain access to the customers that purchase the outputs of the transferred set. A transferred set of activities and assets fails the definition of a business if it excludes one or more of the above items such that it is not possible for the set to continue normal operations and sustain a revenue stream by providing its products and/or services to customers.

Assessment

The True North transaction consisted of the acquisition of furniture, office equipment, and the GSA schedule from American Systems Corporation (the “inputs”).

IceWEB believes that it did not acquire any processes (as defined in EITF 98-03) applied to these inputs, nor did it acquire the resulting outputs associated with this business as part of the True North transaction.

As a result, the transferred set of activities and assets does not meet the criteria of the acquisition of a business. The transaction did not include all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.

If you have any questions regarding the foregoing, please call the undersigned at 703-344-0956 or John R. Signorello at 703-344-0960.

Very truly yours,

/s/ Mark B. Lucky

cc:	Mark Rakip, Staff Accountant, Division of Corporate Finance, SEC
Joseph D’Arelli, Partner, Sherb and Co., LLP
James M. Schneider, Esq., Schneider Weinberger & Beilly LLP